082-03116



GREAT QUEST METALS LTD





June 23, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 23, 2010. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

dlw 7/1



GREAT QUEST METALS LTD

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

June 23, 2010

Great Quest Expands Phosphate Concession Areas in Mali to 737 sq km

VANCOUVER, BC -- Victor Jones, Chairman, reports that the Company, through its Malian subsidiary, has entered into an agreement with a private Malian company to acquire a 97% interest in the 320 sq km Tarkint Est concession in eastern Mali. The new concession is to the north of and contiguous with the Company's 88% held Tin Hina concession, on which the Company has completed an initial sampling and mapping program, as reported September 3, 2009. The new concession covers several potential phosphate occurrences, including the Chanamaguel, Tagit N'Ouerane and Tin Siriden phosphate zones. Combined, the two concessions cover a total of 737 sq km in the Tilemsi Valley known for its occurrences of Natural Phosphate of Tilemsi, a direct application natural fertilizer for agricultural purposes.

Within the Tarkint Est concession, the phosphate occurs in one extensive sedimentary bed within an Eocene sequence of flat-lying sedimentary rock, which dips gently to the west. The phosphate occurs mainly in hills in the area but has been eroded away in the vicinity of valleys. Of the three known zones, the Chanamaguel phosphate occurrence has received the most interest. Dr. A. Allon plane-table mapped the phosphate bed in 1958-59 as exposed around the perimeter of an approximate 4.2 by 4.6 km hill in work for the Bureau Minier de la France d'Outre Mer. The maximum thickness of the phosphate layer is reported to be one metre. Allon took two samples from the Chanamaguel zone which assayed 25.4% P_2O_5 over 1.00 metre and 29.1% P_2O_5 over 0.95 metre.

Four samples were taken from the Tagit N'Ouerane, north of the Chanamaguel in 1979 by B. Alabouvette and M. Pascal for the Bureau des Reserches Geologiques et Minieres (B.R.G.M.), for their report, "Phosphates du Tilemsi". The samples ranged from 10.65% to 20.99% P_2O_5 and averaged 16.96% P_2O_5. The thickness of the layer ranged from 0.10 to 0.80 metres. Little is known about the Tin Siriden zone, although a Company geologist did confirm the presence of a phosphate bed there. Subject to the granting of the permits by the Ministry of Mines, the Company will undertake a geologic mapping and sampling program followed by a drilling program to begin to define possible phosphate mineral resources. Much of the information and assays in this announcement comes from Government publications and is not NI 43-101 compliant.

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The agreement achieved in Mali requires the Company to pay the equivalent of approximately C$200,000 in Malian currency over a 3 to 4 year period. The initial payment of C$30,000 will be made immediately, the second payment on receipt of the necessary exploration permits and the three remaining payments over the subsequent three years. On completion of the payments the Company will hold a 97% interest subject to a 3% carried net profits interest and the reserve interest of the Government of Mali. The agreement is exempt from filing requirements of the TSX Venture Exchange.

Based on earlier studies, the Company believes these combined concessions offer considerable scope for defining phosphate resources. Significant existing and planned agricultural and infrastructure investment by foreign entities in Mali indicate a growing interest in the potential for Mali's agricultural sector.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Victor J.E. Jones"
Victor J.E. Jones
Chairman

For additional information please contact:
Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM